U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                          NOTIFICATION OF LATE FILLING

SEC FILE NUMBER                                                   CUSIP NUMBER

    0-11808                                                        552635 10 4


[X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR For Period Ended: December 31, 1996

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report o n Form N-SAR

For the Transition Period Ended:________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All Items

Part 1 -- Registrant Information

  Full Name of Registrant:   MB Software Corporation

  Former Name if Applicable:

  Address of Principal Executive Office (Street and  Number):2225 E. Randol Mill
                                                             Road, Suite 305
  City, State and Zip Code: Arlington, Texas 76011

Part II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period: The registrant was unable to file its 10K timely because it received the EDGAR version too late to review and obtain the consent of King Griffin & Adamson P.C. (an affidavit from King Griffin & Adamson P.C. is attached hereto).

Part IV-- Other Information

          (1) Name and telephone number of person to contact in regard to this notification:

                Scott Haire             (817)        633-9400
                  (Name)              (Area Code) (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no identify report(s).

         [X] Yes           [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [ ] Yes [X] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

     MB Software Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

    Date: March 31, 1997       MB SOFTWARE CORPORATION


                           By:/s/ Scott Haire
                              --------------------------------------------------
                              Scott Haire, President and Chief Operating Officer

March 31, 1997

U.S. Securities and Exchange Commission
Washington, D.C.  20549


We were unable to release consent to file financial statements for MB Software Corporation and Subsidiaries for the years ended December 31, 1996 and 1995 electronically due to delays by the third party in formatting statements for EDGAR.

Sincerely,
KING GRIFFIN & ADAMSON P.C.



/s/ Barry Adamson, CPA, CA
------------------------------
Barry Adamson, Audit Director

April 1, 1997

U.S. Securities and Exchange Commission
Washington, D.C.  20549

We were unable to release consent to file Form 10KSB for MB Software Corporation and its subsidiaries for the year ending December 31, 1996 due to the late hour we received our final copy for review.

Sincerely,


/s/ Scott A. Haire
---------------------------------
Scott A. Haire, President and CEO